UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 1, 2025

RMX INDUSTRIES, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

34220 Duncan Ave., Ste 201 St. Louis, MO 63110
(Full mailing address of principal executive offices)

888-528-2677
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

Item 9. Other Events

Reticulate Micro, Inc., a Nevada corporation, filed a certificate of amendment (the “Certificate of Amendment”) with the Secretary of State of the State of Nevada to change its corporate name to RMX Industries, Inc. (the “Company”), effective as of August 1, 2025. A copy of the Certificate of Amendment is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

On August 1, 2025, the Company issued a press release to announce the name change. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
2.1	Certificate of Amendment of Reticulate Micro, Inc.
99.1	Press Release dated August 1, 2025

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2025	RMX INDUSTRIES, INC.

/s/ Karl Kit
Name: Karl Kit
Title: Chief Executive Officer

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